NEWS RELEASE

A (TSX)
ABY (NYSE)

Board of Directors Announcements

➢	David Galloway joins as Director, effective October 24, 2006
➢	Richard Drouin retires as Chair, effective January 1, 2007
➢	Jacques Bougie assumes role of Chair, effective January 1, 2007

MONTRÉAL, October 24, 2006 - Abitibi-Consolidated Inc. today announced the addition of David Galloway to its Board of Directors. Mr. Galloway currently serves as Chair of the Board of the Bank of Montreal. Additionally, he is a Director on the Boards of Harris Financial Corporation, Toromont Industries Ltd., and E.W. Scripps Company. A graduate of the University of Toronto and Harvard Graduate School of Business, Mr. Galloway was previously the President and CEO of Torstar Corporation and a founding partner of Canada Consulting Group.

The Company also announced today the retirement of Richard Drouin as Board Chair and director, effective January 1, 2007. Mr. Drouin has been a member of the Board since 1995 and served as its Chair since 2001. Jacques Bougie, Director since 2004, will assume the responsibility of Chair of the Board. Mr. Bougie, a former President and CEO of Alcan Aluminum Ltd., also currently serves as a Board Director with Nova Chemicals Inc. and Novelis Inc.

“Today’s announcements are in line with our ongoing commitment to provide dynamic leadership and an infusion of new talent with a diverse background. It has been a distinct honour and privilege to serve as both a Director and Chair of Abitibi-Consolidated’s Board. This is a dynamic and resilient Company, blessed with superior talent, a strong portfolio of assets and a dedicated and experienced management team,” stated retiring Chair Richard Drouin.

“During my tenure, we tackled numerous challenges with a steadfast commitment to the best long-term interests of our shareholders. I am immensely proud of the work we have done as a Board, especially considering the fact that the vast majority of our Directors joined the Board during my tenure as Chair. I am confident that David Galloway as a Director, John Q. Anderson, who joined the Board earlier this year, and Jacques Bougie as Chair will, in concert with the other Directors, provide the Company with valued guidance and continued rigorous focus on good governance for years to come,” added Drouin.

In commenting on today’s announcements, President and CEO John Weaver stated, “Richard has provided valuable counsel to all of us during his time with the Board. Abitibi-Consolidated has enhanced its competitiveness and improved its governance under his leadership. His contribution to the Company has enriched us all. We are fortunate to have such a rich Board of talent and someone of the calibre of Jacques Bougie to assume the Chair. We will surely benefit from his depth of experience and extensive business insight.”

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.9 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

Contacts

Investors: Francesco Alessi Vice-President Investor Relations and Taxation 514 394-2341 falessi@abitibiconsolidated.com	Media: Seth Kursman Vice-President Communications and Government Affairs 514 394-2398 seth_kursman@abitibiconsolidated.com